SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pre-salt oil production rises 2.4% and breaks new record in March

Rio de Janeiro, May 2, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its total oil and natural gas production in Brazil in March was 2,331 thousand barrels of oil equivalent per day (boed), up by 0.2% from February’s production of 2,327 thousand boed. Including the production operated by Petrobras for its partners in Brazil, the volume reached 2,483 thousand boed, indicating a 0.3% rise compared to a month earlier (2,476 thousand boed).

In March, Petrobras’ oil production in Brazil averaged 1,926 thousand barrels per day (bpd), up by 0.1% from the February 2014 production of 1,923 thousand bpd. Including the share operated for partners, oil production in Brazil reached 2,026 thousand bpd, up 0.3% from February’s volume (2,021 thousand bpd).

Monthly and daily pre-salt records

In March, monthly oil production from fields located in the pre-salt, in Santos and Campos Basins, averaged 395 thousand bpd, up by 2.4% from the previous record established in February (385 thousand bpd).

An important contribution for this record was the production from the first well connected to a buoyancy supported riser (BSR), in Sapinhoá field, which began in February. This well has been demonstrating above average performance and is the best production well in Brazil, with approximately 36 thousand bpd. The second well of this BSR was connected in the beginning of April and is producing 31 thousand bpd.

Besides the Sapinhoá field BSR, the installation of two other BSRs have already been completed and, in the first half of the year, the installation of the last BSR will be concluded. These installations will enable continued pre-salt production growth, with the connection of seven new production wells on FPSOs Cidade de São Paulo and Cidade de Paraty. Therefore, the maximum production and processing capacity of these units will be reached by the third quarter of 2014.

A pre-salt daily production record of 420 thousand bpd was set on March 19. Note that this record has been broken again, first on April 15, with 428 thousand bpd, and then on April 18, with 444 thousand bpd, due to production growth of P-58 and the start-up of the second well on the Sapinhoá BSR.

New units and connection of new wells

Another highlight was the start-up on March 17 of platform P-58, in Parque das Baleias, in northern Campos Basin. Well 7-BFR-7-ESS, located in a pre-salt reservoir, demonstrated excellent productivity, with 20 thousand bpd. Two new wells of equal potential started-up in the initial days of April, boosting the current production of P-58 to some 50 thousand bpd. In total, 15 production wells will be connected to P-58, eight of them from the pre-salt, seven from the post-salt, and nine injection wells. The unit has the capacity to produce 180 thousand bpd.

Also in March, well JUB-45, which is connected to FPSO Capixaba, in Jubarte field, started-up with a potential of 18,500 bpd. In addition, water injection began in Papa-Terra field, through platform P-63, installed in southern Campos Basin.

Decommissioning and maintenance shutdowns

On March 30, after 11 years of activity, FPSO Brasil ended its activities, in Roncador field with the locking of well 7-RO-14-RJS. With the end of operations, the wells connected to this FPSO will be redistributed to P-52 and P-54.

The production in March was not higher due to the scheduled maintenance shutdowns of the following units: FPSO Cidade de Angra dos Reis (Santos Basin), platform P-8 (Campos Basin), platform P-35 (Campos Basin), and FPSO Vitória (Campos Basin).

Platform P-20 was kept under maintenance during the month of March, however it resumed operations on April 7. P-20 has the potential to produce some 20 thousand bpd and is one of the units comprising the Marlim Field production systems, in Campos Basin.

Natural gas production

In March natural gas production in Brazil was 64,360 thousand cubic meters per day (m³/d), indicating a 0.4% rise from February’s production of 64,085 thousand m³/d. Including the share operated by Petrobras for associate companies, the volume reached 72,577 thousand m³/day and was 0.3% higher than the previous month’s level of 72,344 thousand m³/d. Worth to mention the start of gas exports from Lula NE on April 15 through the gas pipeline connected to FPSO Cidade de Paraty.

Sustained production growth

In the short-run, in the Campos Basin post-salt, platforms P-62 will start-up in Roncador field, with a capacity of 180 thousand bpd, and P-61, in Papa-Terra field, which will be connected to semi-submersible platform SS-88, Tender Assisted Drilling (TAD) support type unit, already in Brazil.

With the start-up of these units, oil production during 2014 will undergo a sustained growth of 7.5%, as outlined in the 2014-2018 Business and Management Plan, and may fluctuate by 1% up or down throughout the year.

Production abroad

In March, total oil and natural gas extraction abroad was 219,586 boed, up by 6.2% from last month’s production of 206,712 boed. Oil production was 126,921 bpd, up 10.1% from February’s production of 115,279 bpd.

This rise resulted from the production ramp-up of wells CA-6 and CH-5, in the Cascade and Chinook fields, in the US Gulf of Mexico. In March, these fields combined produced 33,246 bpd against 21,594 bpd in February (Petrobras’ share). The Cascade and Chinook fields are currently under development and produce through the first FPSO installed in the US Gulf of Mexico, with a production capacity of 80 thousand bpd.

Natural gas production abroad was 15,744 thousand cubic meters per day (m3/d), up 1.3% from February’s production of 15,534 thousand m3/d, due to the start-up of the Kinteroni Field, Lot 57, in Peru.

Adding the volume abroad, Petrobras’ total oil and natural gas production in March reached 2,550 thousand boed, up 0.63% from last month’s production of 2,534 thousand boed.

Total production reported to the ANP

The total production reported to the ANP was 9,512,485 m³ of oil and 2,357,316 thousand m³ of natural gas in March of 2014. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include Shale, NGL volumes and third parties’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.